SIBIR TELECOM

Open Joint Stock Company Sibirtelecom

53, M. Gorky St., Novosibirsk, 630099 RUSSIA
Tel.: (383) 219-11-01 Fax: (383) 223-54-45
http ://www.sibirtelecom.ru e-mail: office@sibirtelecom.ru

SUPPL

2007 SEP 18 A 10:

«10» September 2007 г. №15-01-08/9096
to №

Paul M. Dudek, Esq.
Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3628
100 F Street NE
Washington, D.C. 20549 U.S.A

Re: OJSC Sibirtelecom
12g3-2(b) Exemption No. 82-35050
Amendment to the Application for Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

PROCESSED
SEP 2 4 2007
THOMSON
FINANCIAL

07026718

Dear Mr. Dudek:

Reference is hereby made to the letter dated October 27, 2006 (the "Application Letter") provided to the Securities and Exchange Commission (the "Commission") on behalf of OJSC Sibirtelecom, a company incorporated under the laws of Russian Federation (the "Company") and formerly operating under the name "OJSC Electrosvyaz of Novosibirsk", in order to establish an exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder. With this letter, the Company hereby amends its Application Letter by confirming that it has elected to electronically publish the information required under Rule 12g3-2(b), in lieu of continuing to furnish such information to the Commission in paper format.

In accordance with paragraph (f) of Rule 12g3-2, the Company will publish on its Internet Web site, on an ongoing basis, the information as described in clauses (A), (B) or (C) of subparagraph (b)(1)(i) of Rule 12g3-2 promptly after such information is made or is required to be made public. The address of the Company's web site on which such information will be published is http://www.sibirtelecom.ru/english. At a minimum, the Company will publish English translations of the following documents: (i) its annual report, including or accompanied by annual financial statements; (ii) interim reports that include financial statements; (iii) press releases; and (iv) all other communications and documents distributed directly to holders of the Company's ordinary shares.

All information and documents published by the Company under paragraph (f) of Rule 12g3-2 will be so published on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the publication of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter by date-stamping and returning the enclosed copy of this letter by fax +7 (383) 219-1521.

9/19

If you have any questions with regard to this information, please contact us at +7 (383)219-1521.

Very truly yours,

Alexander I. Isaev, CEO

END